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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                            For the month of May 2003


                      Telefonica Holding of Argentina Inc.
                 (Translation of registrant's name into English)


                      Telefonica Holding de Argentina S.A.
                          Avenida Ingeniero Huergo 723
                       (C1107AOT) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

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                                TABLE OF CONTENTS

Item
----
1. English translation of letter regarding board of directors meeting of April 22, 2003 and composition of board of directors presented to the Buenos Aires Stock Exchange on April 23, 2003.

2. English translation of cover letter and summary regarding shareholders meeting of April 22, 2003 presented to the Buenos Aires Stock Exchange on April 23, 2003.

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Telefonica Holding de Argentina S.A.

                                                  Buenos Aires, April 23rd, 2003

Messrs.
Bolsa de Comercio de Buenos Aires

                                                Re.: Board Meeting dated 4.22.03
                                                      Distribution of positions.

Dear Sir:

I am writing to you on behalf of Telefonica Holding de Argentina S.A., domiciled at Avenido Ingeniero Huergo 723, ground floor, City of Buenos Aires, in compliance with the provisions of Chapter XXI of General Resolution No. 368/01 of the Comision Nacional de Valores.

Further to the above, I hereby inform that the Company's Board of Directors in its meeting of April 22nd, 2003, proceeded to distribute the relevant positions among the members appointed in the Shareholders' Meetings held on that same date. Consequently, the Board composition is the following:

Chairman and Incumbent Director: Jose Maria Alvarez Pallete.
-------------------------------

Vice Chairman and Incumbent Director: Miguel Angel Gutierrez.
------------------------------------

Incumbent Directors: Juan Ignacio Lopez Basavilbaso and Angel Jimenez Hernandez.
-------------------

Alternate Directors: Juan Carlos Ros Brugueras, Manuel Alfredo Alvarez Tronge.
-------------------

Board Secretary: Manuel Alfredo Alvarez Tronge
---------------
Yours sincerely,

Pablo Llauro
Attorney

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Telefonica Holding de Argentina S.A.
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                                                 Buenos Aires, April 23rd, 2003.

Messrs.
Bolsa de Comercio de Buenos Aires

                                       Re.: Shareholders' Meeting dated 4.22.03:
                                       ---                              Summary.


Dear Sirs:


I am writing to you on behalf of Telefonica Holding de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and in compliance with the provisions of section 75, subsection b) of the Buenos Aires Stock Exchange Regulations, please find attached hereto three copies of the summary of the resolutions to each item on the Agenda of the Shareholders' Meeting held on April 22nd, 2003.



Yours sincerely,



Pablo Llauro
Attorney

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Telefonica Holding de Argentina S.A.
--------------------------------------------------------------------------------


                   SUMMARY OF THE GENERAL REGULAR AND SPECIAL
                   -------------------------------------------
                        SHAREHOLDERS' MEETING of 4.22.03
                        --------------------------------

1.- Appointment of two shareholders to approve and sign the minutes.
    ---------------------------------------------------------------


Representative of shareholder Telefonica Internacional S.A., Ms. Maria Ester Rubio Lopez and shareholder Juan Carlos Acquaviva were appointed.


2.- Consideration of the balance sheet, annual report, informative summary,
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Auditor's reports, report of the Statutory Commission, statements of income,
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changes in the shareholders' equity, cash flows, exhibits, consolidated balance
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sheets and notes to the financial statements, information related to in section
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234, subsection 1, of the Business Company Law, documentation corresponding to
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the economic year ended at December 31st, 2002. Proposal to distribute retained
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earnings as of December 31st, 2002.
----------------------------------

The documentation dealt with in this item was approved as submitted and approved by Telefonica Holding de Argentina S.A. Board of Directors in its meeting No. 420 held on February 21st, 2003.


3.- Approval of the discharge of offices of the members of the Board of
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Directors and Statutory Commission.
----------------------------------

The discharge of offices of all the members of the Board and Statutory Commission corresponding to the year ended at December 31st, 2002, were approved.


4.- Fees of the Board of Directors and Statutory Commission.
------------------------------------------------------------

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Telefonica Holding de Argentina S.A.
--------------------------------------------------------------------------------

The Shareholders' Meeting resolved not to pay fees to the Board.

According to the resignation of the Statutory Commission to the collection of their fees, the Shareholders' Meeting did not set their payment for the year ended at December 31st, 2002.

5.- Determination of the number of Incumbent and Alternate Directors.
---------------------------------------------------------------------

The number of Incumbent Directors was set at four, and the number of Alternate Directors was set at two.

The appointed Incumbent Directors were Messrs. Jose Maria Alvarez Pallete, Miguel Angel Gutierrez, Juan Ignacio Lopez Basavilbaso and Angel Jimenez Hernandez. The appointed Alternate Directors were Messrs. Juan Carlos Ros Brugueras and Manuel Alvarez Tronge.

6.- Appointment of three incumbent members and three alternate members of the
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Statutory Commission.
--------------------

The appointed Incumbent Syndics were Messrs. Marcelo Gobbi, Alejandro Lastra and Maria Ester Rubio Lopez.

The appointed Alternate Syndics were Messrs. Pablo Llauro, Belen Wagener and Maria Cecilia Maestri.


7.- Ratification of the appointment of a Certifying Accountant made by the Board
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of Directors on June 27th, 2002.
--------------------------------

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Telefonica Holding de Argentina S.A.
--------------------------------------------------------------------------------


The appointment of Deloitte & Co. S.R.L. as certifying accountant of the Company made by the Board of Directors on June 27th, 2002 was ratified.


8.- Compensation of the Accountant Certifying the Financial Statements of the
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year ended at December 31st, 2002 and appointment of the Accountant Certifying
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the Financial Statements of the year ended at December 31st, 2003.
------------------------------------------------------------------

The fees of the certifying accountant corresponding to the year ended at December 31st, 2002 for an amount of $ 114,600 were approved.

Deloitte & Co. S.R.L. was appointed as the accountant certifying the financial statements of year 2003.


9.- Amendment to the Bylaws in order to insert the rules corresponding to the
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Audit Commission foreseen by Decree No. 677/01.
-----------------------------------------------

The Shareholders' Meeting resolved the insertion of article thirteenth bis to the Bylaws. This article will be applicable once the Board of Directors has resolved to set up an Audit Commission under the provisions of Decree 677/01.

"ARTICLE THIRTEENTH BIS: The Company will have an Audit Commission in charge, as its main function, of supporting the administration body in its internal control functions. The Audit Commission shall observe the provisions included in the Regimen de Transparencia de la Oferta Publica [Public Offer Transparence System] approved by Decree No. 677/01, Resolution No. 400/02 of the Comision Nacional de Valores and any other applicable rule. It will consist of three or more members of the Board, whose majority will be vested the condition of independent according to the criteria to be determined by the Comision Nacional de Valores. The members of the Commission will be appointed by the Board, upon the proposal of the Board Chairman, and they will have expertise in accounting, financial and business fields. The Audit Commission shall have the functions set forth by the applicable rules and, specially, those to be set by the Shareholders' Meeting or the Board, which will be contained in its

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Telefonica Holding de Argentina S.A.
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Internal Regulation. The Audit Commission will have powers to set its own
Internal Regulations, and shall report so to the Board."


10.- Approval of a budget for the Audit Commission's operation.
---------------------------------------------------------------

An annual budget of $ 120,000 was approved for the Audit Commission. Such amount will be used on a pro rata during the ongoing year in terms of the months actually elapsed since its setup.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           TELEFONICA HOLDING DE ARGENTINA S.A


                           By: /s/  Pablo Llauro
                               -------------------------------------
                           Name:    Pablo Llauro
                           Title:   Assistant General Counsel

Date: May 2, 2003